Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of DECEMBER 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SHAREHOLDER LETTER AND FINANCIAL RESULTS

2024 – First Nine Months and Third Quarter Results

First nine months of 2024: highlights

▪
Total net sales were €243.9 million, in line with the same period in 2023 (-0.3%).
▪
Branded sales were €221.2 million, up 0.3% from 2023 same period and up 3.1% from 2019 same period. branded sales were 93.0% of total sales, compared to 92.6% in the same period of 2023 and 78.5% in the same period of 2019.
▪
DOS sales were €57.4 million, up 6.3% from 2023 and up 20.8% from 2019 same periods. 2024 growth was driven by a 22.3% sales increase from DOS in the U.S, where we opened 1 additional store in Denver. During the first 9 months of 2024, we closed two non-performing Natuzzi Italia stores, one in Spain and one in Switzerland, as part of our ongoing effort to progressively improve the quality of our retail.
▪
As part of our transformation, during the first 9 months of 2024, we accelerated our restructuring which affected P&L results with (€4.8) million of one-off severance costs:
-
(€4.1) million accrued in Cost of Sales;
-
(€0.7) million accrued in Selling and Administrative expenses.
▪
During the first 9 months of the year, 538 persons exited our group. These exits were partially offset by hires in strategic areas such as retail, marketing and merchandising. From 2021 to September 2024, we had a net reduction of 1110 Persons, equivalent to a ~26% of total.
▪
In the first nine months of 2024, gross margin was 35.8%, compared to 35.8% in the first nine months of 2023 and 29.0% in the first nine months of 2019. Excluding (€4.1) million of one-off severance costs, gross margin would have been 37.4%, which compares to 36.3% in 2023 first nine months and 30.0% in 2019 first nine months.
▪
In the first nine months of 2024, we had an operating loss of (€3.6) million, compared to an operating loss of (€2.2) million in 2023 first nine months and an operating loss of (€19.5) million 2019 first nine months. excluding (€4.8) million of one-off severance costs, we would have reported an operating profit of €1.2 million, which compares to an operating loss of (€0.7) million in 2023 first nine months and to an operating loss of (€16.1) million in 2019 first nine months.

2024 First nine months and third Quarter Results 1

▪
Net finance costs were (€7.4) million, compared to (€5.6) million in 2023 and (€7.7) million in 2019 same period, mainly as a consequence of higher interest expenses on lease contracts and third-party financing, as well as unfavorable currency movements on trade payables and receivables.
▪
During the first 9 months of 2024, we invested €5.4 million, primarily to upgrade our Italian factories and for the DOS located in the U.S. and Italy.
▪
We continue the divestment program of non-strategic assets we announced:
-
we received $3.8 million in October 2024 as a first installment for the sale of a building located in high point, North Carolina.
-
we signed a preliminary agreement for the sale of a land in Romania for an expected price between €2.9 and €3.1 million.
-
As of September 30, 2024, we held €17.1 million in cash, from €33.6 million as of December 31, 2023. In particular, the difference in cash is determined as follows:
-
Net cash used in operating activities (€5.1) million. Of this, (€6.0) million to reduce workforce;
-
Net cash used in investing activities (€5.4) million;
-
Net cash used in financing activities (€7.1) million;
-
Effect of movements exchange rates on cash (€0.4) million;
-
Difference in bank-overdraft repayable on demand €1.5 million.

3Q 2024: highlights

▪
Total net sales were €75.0 million, in line with 3Q 2023 (+0.1%).
▪
Branded sales were €68.8 million, up 0.3% from 3Q 2023 and up 4.6% from 3Q 2019. Branded sales were 93.7% of total sales, compared to 93.9% in 3Q 2023 and 78.6% in 3Q 2019.
▪
DOS sales were €16.8 million, down 1.4% from €17.1 million in 3Q 2023 and up 25.7% from €13.4 million in 3Q 2019.
▪
As part of our transformation, during 3Q 2024, we accelerated our restructuring which affected P&L results with (€3.4) million of one-off severance costs:
-
(€2.9) million accrued in Cost of Sales;
-
(€0.5) million accrued in Selling and Administrative expenses.
▪
In 3Q 2024, 276 persons exited our group. These exits are mainly due to the closing of our Shanghai plant, whose production was moved to Quanjiao.

2024 First nine months and third Quarter Results 2

▪
In 3Q 2024, gross margin was 31.8%, compared to 35.4% in 3Q 2023 and 28.7% in 3Q 2019. Excluding (€2.9) million of one-off severance costs, gross margin would have been 35.7%, which compares to 35.5% in 3Q 2023 and 30.5% in 3Q 2019.
▪
In 3Q 2024, we had an operating loss of (€3.8) million, compared to a loss of (€1.4) million in 3Q 2023 and a loss of (€8.7) million in 3Q 2019. Excluding (€3.4) million of one-off severance costs, we would have reported an operating loss of (€0.4) million, which compares to an operating loss of (€1.1) million in 3Q 2023 and an operating loss of (€6.8) million in 3Q 2019.
▪
Net finance costs were (€3.3) million, compared to net finance costs of (€1.4) million in 3Q 2023 and (€3.1) million in 3Q 2019, mainly as a consequence of higher interest expenses on lease contracts and third-party financing, as well as unfavorable currency movements on trade payables and receivables.
▪
During 3Q 2024, we invested €1.7 million, primarily to upgrade our Italian factories and for the DOS located in the U.S. and Italy.

***

Santeramo in Colle (BA), December 12, 2024 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the first nine months and third quarter ended September 30, 2024.

Pasquale Natuzzi, Executive Chairman of the Group, commented: “We are living in a dual-speed reality. On one hand, our performance reflects the ongoing challenges posed by the persistent economic crisis. On the other hand, we are seeing growing evidence of the strength of our long-term Brand/Retail project, which continues to gain momentum, paving the conditions to capture the full potential of our Brands.

On November 12, I had the privilege of inaugurating the Natuzzi Harmony Residences, a 110,000-square-feet, 9-floor building with 50 apartments, located in a prestigious area in Dubai. For the first time, we have led the whole architectural and creative direction both for the exterior and interior design, resulting in a project which is a living tribute to our Brand DNA. This initiative is a clear testament that our Brand enjoys global recognition and that we completed our evolution into a lifestyle brand.

We also continue to innovate and lead where our brand has its origins. In October, at the High Point Market, we unveiled our 'Re-imagined Gallery' concept — an innovative format designed to strengthen the coherence of the Natuzzi brand representation and improve commercial

2024 First nine months and third Quarter Results 3

performance with our distribution partners. The 'Re-imagined Gallery' has since become our global standard for the brand's presence in multi-brand retailers. Along with our global retail format, it ensures consistent brand representation across markets and channels. Thanks to these efforts, we are increasingly presenting our collection in a unified and inspiring way across our 678 stores and 628 galleries worldwide.

These results testify that Natuzzi is one of the few global design and high-end furniture brands. They also reinforce my belief that, moving forward, the positive impact of our strategic initiatives will effectively counterbalance market headwinds, positioning us for a prosperous future”

Antonio Achille, CEO of the Group, commented: “Our sales during the first nine months of 2024 have been in line with the previous year, despite challenging conditions that continued to impact not only the furnishings sector but also the broader durable and consumer goods industries.

This was achieved, despite a soft third quarter, which was significantly below the year's average, thereby affecting deliveries in August and September.

In this regard, we need to remember the cycle of our business innovation. For instance, the merchandising and retail initiatives for Natuzzi Italia, introduced during April's Milan Design Week, reached the market only by late September. This was reflected in Natuzzi Italia's delivered sales for the first nine months, which were 0.9% lower compared to the same period in 2023. Natuzzi Italia performance improved in the last two months, effectively closing the gap with 2023 levels. Looking ahead, the focus for Natuzzi Italia will remain on the consistent rollout of the Brand/Retail/Marketing strategy, with a particular emphasis on priority markets, such as U.S., China, UK, Spain and Italy.

Natuzzi Editions, distributed in Italy under the “Divani&Divani by Natuzzi” brand, has reported overall revenue slightly up compared to the previous year (+1.1%). We are actively engaging customers through targeted global initiatives, such as the “Re-imagined gallery” project, aimed at building a stronger foundation to reinforce this positive momentum.

We remain confident that our brands and retail strategy are poised for significant growth and remain committed to executing the Company’s long-term plan:

1)
Improve the quality of our distribution to accelerate our Brand journey.
a)
Retail. The Group continues to make progresses in its transformation into a retail-branded company. Natuzzi collections are sold globally in 678 stores, of which 54

2024 First nine months and third Quarter Results 4

free standing DOS managed directly by the Group, 19 DOS managed by our JV in China, 3 DOS in partnership in the U.S. and 602 franchised stores.

Our DOS sales increased by 6.3% compared to the first nine months of 2023, with U.S.-based DOS showing a growth of 22.3% over the same period also supported by the 4 DOS opened in 2023 (in San Diego, Manhasset, Houston, Atlanta) and the new Denver store opened in September 2024. Our North American retail network now includes 22 Natuzzi Italia stores (18 of which are directly operated and 4 operated by franchise partners) and 10 Natuzzi Editions stores, comprising 1 DOS, 3 stores operated in joint venture with a local partner and 6 franchise stores.

b)
Re-imagined Gallery. Natuzzi has redefined its wholesale shop-in-shop format resulting in an innovative concept designed to support independent retailers to properly represent the distinctiveness of our brand in their multi-brand environment, while improving their sell-out performances. We are witnessing a strong interest from both current and prospective partners. Since the global launch of this re-imagined Gallery Concept, Natuzzi has received proposals for 142 projects, including new openings and refits, which will be implemented starting from 1Q 2025.

Reimagined Gallery program is also enabling us to re-enter into key European markets. In Germany, we recently signed a partnership with a leading furniture retailer, which resulted in the opening of 24 new Natuzzi Editions galleries.

2)
Foster new market opportunities: Trade and Contract. I am particularly proud and thankful to our team for the progress made by the newly established division. 'Natuzzi Harmony Residences' in Dubai marks a transformative milestone for our business, reflecting our evolution and ambitions. It is a true testament to the power of the Natuzzi Italia brand, as it represents our first venture into designing and branding an entire residential building.

This achievement reaffirms that establishing our dedicated Trade & Contract division was the right decision, enabling us to fully leverage Natuzzi’s assets and expertise while setting distinct growth and profitability targets.

3)
Enhance margins. Excluding €4.1 million of one-off severance costs, gross margin would have reached 37.4% in the first nine months of 2024, which compares to a gross margin of 36.3% in 2023 same period and 30.0% in 2019 same period. The gross margin was affected by the weak order flow during 3Q 2024, which negatively weighed on deliveries in August and September, resulting in a less efficient absorption of fixed costs for the period.

2024 First nine months and third Quarter Results 5

4)
Execute our restructuring program. We remain committed to optimizing our operating model and reducing costs across factories and offices in Italy and abroad. In the first nine months of 2024, 538 employees (of which 276 in the third quarter) exited the Group, partially offset by strategic hires in retail, advertising, and merchandising. These reductions mainly involved factory workers in Romania, China, and Italy, as well as employees at the Group level. Since the beginning of 2021, we have achieved a net reduction of 1,110 positions—a 26% decrease.

This reduction is part of our strategy of transitioning Natuzzi from a volume-driven to a value-driven organization. This shift requires a leaner workforce, new competencies, and an evolved approach to human resources and organization. We remain committed to implementing this plan ethically and in full compliance with the laws. As restructuring progresses, our streamlined model positions us to unlock greater value when sales return to historical levels.

5)
Production simplification and efficiency improvement. We continue to conduct a comprehensive review of the Group's industrial operations to simplify processes, reduce working capital and drive further efficiencies. Our efforts to optimize the footprint of our Asian operations are progressing as planned. In 3Q 2024 we completed the closing of our historical factory in Shanghai, shifting the production to the new plant located in Quanjiao, Anhui Province, China. This new plant, which will serve exclusively the Chinese market, offers industrial and transformation costs which are approximately 30% lower compared to the Shanghai plant.
6)
Divest non-strategic resources The Company continues to make progress in its strategy of divesting non-strategic assets. The sale of the building in High Point, NC, is proceeding as planned, with $3.8 million received in October. Additionally, in November, we signed a preliminary agreement for the sale of a land adjacent to our factory in Romania. The final price is expected to range between €2.9 million and €3.1 million. The transaction is anticipated to close by mid-2025, pending customary approvals and processes with the local municipality.

The Company plans to use the net proceeds from the sale of non-strategic assets to fund restructuring initiatives and expand its DOS network, with a particular focus on the U.S. market.

The challenging market continues to delay the full realization of benefits from our retail expansion and restructuring efforts. We remain dedicated to enhancing our brand-retail value proposition while steadily reducing the Group's fixed cost base.”

2024 First nine months and third Quarter Results 6

***

2024 FIRST NINE MONTHS

CONSOLIDATED REVENUE

Consolidated revenue for the first nine months of 2024 amounted to €243.9 million, compared to €244.5 million in 2023 same period. 2024 performance was impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, which continued to dampen consumer spending capacity and delay purchases of durable goods.

Excluding “other sales” of €6.1 million, 2024 invoiced sales from upholstered and other home furnishings products amounted to €237.8 million, compared to €238.1 million in 2023 same period.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

•
A: Branded/Unbranded Business
•
B: Key Markets
•
C: Distribution
A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i)
Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
ii)
Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets

2024 First nine months and third Quarter Results 7

(mainly China, Romania and Brazil). Natuzzi Editions products are distributed in Italy under the brand “Divani&Divani by Natuzzi”, which is manufactured in Italy to shorten the lead time to serve the Italian market where the brand is distributed. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 2024, Natuzzi’s branded invoiced sales amounted to €221.2 million, compared to €220.6 million in 2023 same period.

The following is the contribution of each Brand in terms of invoiced sales for the first nine months of 2024:

─
Natuzzi Italia invoiced sales amounted to €91.9 million, compared to €92.7 million in 2023 same period.
─
Natuzzi Editions invoiced sales (including invoiced sales from “Divani&Divani by Natuzzi”) amounted to €129.3 million, compared to €127.9 million in 2023 same period. Specifically, Natuzzi Editions invoiced sales were €102.6 million, compared to €103.0 million in 2023 same period. Invoiced sales for Divani&Divani by Natuzzi were €26.7 million, compared to €24.9 million in 2023 same period.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €16.6 million, compared to €17.5 million in 2023 same period. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B.
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for the first nine months of 2024, compared to 2023 same period, according to the following geographic areas.

	2024	2023	Delta €	Delta %
North America	76.9	69.5	7.4	10.6%
Greater China	18.8	19.5	(0.7)	(3.4%)
West & South Europe	75.9	80.2	(4.3)	(5.3%)
Emerging Markets	31.8	34.2	(2.4)	(7.2%)
Rest of the World*	34.4	34.7	(0.3)	(0.9%)
Total	237.8	238.1	(0.3)	(0.1%)

2024 First nine months and third Quarter Results 8

Figures in €/million, except percentage.

*Include South and Central America, Rest of APAC.

In North America, the sales increase is primarily driven by the branded segment of the business, with significant contributions from our DOS and franchise stores in the U.S.

In Greater China, the furniture industry and real estate markets continue to encounter significant challenges. Enhanced coordination efforts within our joint venture are instrumental in reducing the inventory of Natuzzi Italia products. The JV is realigning the organization’s scale and capabilities to better reflect the current business trends. To date, the JV has already reduced SG&A expenses by almost 20% compared to the previous year, also as a result of a reduced number of employees. The JV plans to continue with this project to get a more agile structure, to a level coherent with the current business rate.

The performance in West & South Europe reflects a generalized difficult macroeconomic condition, especially for some European mature markets, as well as the loss of disposable income by consumers as a result of prior different quarters of high interest rates and inflation.

The emerging markets, and in particular East Europe and the Middle East, are still curbed by the worsening of international relations and the associated conflicts.

C.
Distribution

During the first nine months of 2024, the Group distributed its branded collections in 103 countries, according to the following table.

	Direct Retail	FOS	Total retail stores (Sept. 30, 2024)
North America	22(1)	10	32
West & South Europe	31	100	131
Greater China	19(2)	325	344
Emerging Markets	─	78	78
Rest of the World	4	89	93
Total	76	602	678

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

FOS = Franchise stores managed by independent partners.

2024 First nine months and third Quarter Results 9

The Group also sells its branded products by means of 628 Natuzzi galleries (including 12 Natuzzi Concessions, i.e., store-in-store points of sale directly managed by the Mexican subsidiary of the Group).

During the first nine months of 2024, the Group's invoiced sales from direct retail, including DOS and Concessions operated by the Group, were €57.4 million, compared to €54.0 million in 2023 same period. This growth was primarily driven by a 22.3% increase in sales from our US-based DOS. In 2024 we also closed two non-performing stores in Zurich, Switzerland, and Madrid, Spain.

During the first nine months of 2024, invoiced sales from franchise stores (FOS) amounted to €97.8 million, compared to €98.7 million in 2023 same period.

We continue executing our strategy to evolve into a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores) on total upholstered and home furnishings business in the first nine months of 2024 was 65.3% compared to 64.1% in 2023 same period and compared to 44.1% in 2019 same period.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling mainly unbranded products. During the first nine months of 2024, invoiced sales from the wholesale channel amounted to €82.6 million, compared to €85.5 million in 2023 same period.

We are placing renewed emphasis on the wholesale segment of our business, which remains a strategic channel in several geographies, including the U.S. and Europe. To support this, we are introducing a re-imagined gallery concept, which provides a practical setting for sales associates to engage with clients, narrate the captivating Natuzzi story, showcase our collections, and support sales.

GROSS MARGIN

Gross margin for the first nine months of 2024 was 35.8%, which compares to 35.8% in 2023 and 29.0% in 2019 same periods.

Net of the (€4.1) million of one-off severance costs included in cost of sales, gross margin for the first nine months of 2024 would have been 37.4%. This would compare to 36.3% in 2023 same period and 30.0% in 2019 same period.

2024 Gross margin was partially affected by the weak business trend during 3Q 2024, that impacted deliveries in August and September, below the average for 2024. This resulted in a

2024 First nine months and third Quarter Results 10

less efficient absorption of fixed costs, which, together with a different brand mix, inventory exits and costs related to moving production from Shanghai to Quanjiao, weighed on the improving trajectory of gross margin.

During the first nine months of 2024, consumption was (36.5%) on revenues, improving from (37.4%) in 2023 same period.

During the first nine months of 2024, labor costs increased by €2.8 million compared to the same period in 2023. This rise includes €4.1 million in one-off severance-related expenses, primarily in China, Romania, and Italy, reflecting our ongoing efforts to optimize workforce levels across the Group's facilities. Additionally, labor costs rose in Romania, as part of the Government plan to increase the minimum wage, and in Italy, due to the renegotiation of national collective bargaining agreements.

3Q 2024 gross margin was 31.8%, compared to 35.4% in 3Q 2023 and 28.7% in 3Q 2019, as per the factors explained above.

Net of the (€2.9) million of one-off severance costs, 3Q 2024 gross margin would have been 35.7%, which would compare to 35.5% in 3Q 2023 and 30.5% in 3Q 2019.

OPERATING EXPENSES

During the first nine months of 2024, operating expenses, which includes selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€90.8) million, or (37.2)% of revenue, compared to (€89.7) million, or (36.7)% of revenue in 2023 same period.

In 2024, in particular, selling and administrative expenses were affected by the following factors, for a total of €3.1 million, compared to 2023 same period:

-
a €2.1 million of extra costs related to the opening of new DOS as well from the 4 additional stores opened in 2023;
-
a €1.0 million reduction in incentives from the Italian government compared to 2023 same period.

During the first nine months of 2024, we accrued €0.7 million, to reduce the number of employees in Italy and in some of the Group’s subsidiaries.

During the first nine months of 2024, transportation costs as a percentage of revenue decreased to (7.8%) from (8.3%) during the same period in 2023. However, in 3Q 2024, they rose to (8.6%), compared to (7.6%) in 3Q 2023, primarily due to the Suez Canal crisis, which

2024 First nine months and third Quarter Results 11

required rerouting shipments from China and Vietnam. To counter this inflationary pressure, the Company implemented freight surcharges starting in August 2024.

In addition, within “Other income”, during the first nine months of 2023, we benefitted from €2.0 million of extraordinary income mainly related to freight surcharges. In 2024, the benefits of similar extraordinary income were not significant.

NET FINANCE INCOME/(COSTS)

During the first nine months of 2024, the Company accounted for a total of (€7.4) million of Net Finance costs, compared to a total of (€5.6) million of Net Finance costs in 2023 same period.

One of the main drivers of the difference between the two periods relates to unfavorable currency exchange movements, resulting in a net exchange rate loss of (€0.7) million in 2024, compared to a net exchange rate gain of €0.3 million in 2023 same period. Furthermore, persisting high interest rates continue to adversely impact our results, principally in terms of high interest expenses on lease contracts as well as third-party financing, resulting in 2024 finance costs of (€7.3) million compared to finance costs of (€6.6) million in in 2023 same period.

2024 THIRD QUARTER: KEY RESULTS

During 3Q 2024, the Company reported the following results:

─
Total revenue of €75.0 million, in line with €74.9 million in 3Q 2023. The third quarter is historically our slowest quarter, as Italian factories are customarily shut down for most of August. In addition, delivered sales during 3Q 2024 were significantly impacted by ongoing challenging business conditions resulting in lower than usual delivered sales in August and September.
─
We had gross margin of 31.8%, compared to 35.4% in 3Q 2023 and 28.7% in 3Q 2019. Excluding (€2.9) million of one-off severance-related costs to reduce workforce mainly at our Chinese factory, 3Q 2024 gross margin would have been 35.7%. As anticipated, 3Q 2024 gross margin was affected by a weak business trend during the quarter, particularly impacting delivered sales of Natuzzi Italia products, resulting in a less efficient absorption of fixed costs. In addition, a different brand mix, inventory exits and costs related to moving production from Shanghai to Quanjiao, further weighed on gross margin in 3Q 2024.

2024 First nine months and third Quarter Results 12

─
Operating expenses, which includes selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€27.7) million, or (36.9)% of revenue, compared to (€27.8) million, or (37.2)% of revenue in 3Q 2023.
─
Depreciation and amortization, which include also the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €5.1 million in 3Q 2024, compared to €5.7 million in 3Q 2023 and €6.2 million in 3Q 2019.
─
In 3Q 2024 operating loss was (€3.8) million, which compares to a loss of (€1.4) million in 3Q 2023, and a loss of (€8.7) million in 3Q 2019. Net of the (€3.4) million of one-off severance costs, 3Q 2024 would have reported an operating loss of (€0.4) million.
─
Total Net Finance costs were (€3.3) million, compared to total Net Finance Costs of (€1.4) million in 3Q 2023, mainly as a result of:
i)
a €0.5 million increase in finance costs due to persisting high interest rates affecting in particular interest expenses on lease contracts and third-party financing, and
ii)
a €1.2 million negative difference from net exchange rate, following unfavorable currency movements.
─
We had a loss after tax for the period of (€7.4) million, primarily driven by the factors outlined above. This compares to a loss after tax of (€2.7) million in 3Q 2023 and to a loss after tax of (€11.7) million in 3Q 2019.

CASH FLOW AND BALANCE SHEET

As of September 30, 2024, we held €17.1 million in cash, from €33.6 million as of December 31, 2023, representing a decrease of €16.5 million. In particular, the difference in cash is determined as follows:

─
Net cash used in operating activities (€5.1) million. Of this, (€6.0) million to reduce workforce;
─
Net cash used in investing activities (€5.4) million;
─
Net cash used in financing activities (€7.1) million;
─
Effect of movements exchange rates on cash (€0.4) million;
─
Difference in bank-overdraft repayable on demand €1.5 million.

2024 First nine months and third Quarter Results 13

As of September 30, 2024, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€28.7) million, compared to (€6.6) million as of December 31, 2023, indicating a deterioration of €22.1 million in the period.

*******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Third quarter ended on		Change	Percentage of revenue
	30-Sep-24	30-Sep-23%		30-Sep-24	30-Sep-23
Revenue	75.0	74.9	0.1%	100.0%	100.0%
Cost of Sales	(51.1)	(48.4)	5.7%	-68.2%	-64.6%
Gross profit	23.8	26.5	-10.0%	31.8%	35.4%
Other income	1.3	2.4		1.8%	3.2%
Selling expenses	(20.3)	(21.6)	-6.2%	-27.0%	-28.8%
Administrative expenses	(8.5)	(8.6)	-0.8%	-11.3%	-11.4%
Impairment on trade receivables	(0.3)	(0.0)		-0.4%	0.0%
Other expenses	0.0	(0.1)		0.1%	-0.1%
Operating profit/(loss)	(3.8)	(1.4)		-5.1%	-1.8%
Finance income	0.2	0.4		0.3%	0.5%
Finance costs	(2.4)	(1.9)		-3.1%	-2.5%
Net exchange rate gains/(losses)	(1.1)	0.1		-1.5%	0.2%
Net finance income/(costs)	(3.3)	(1.4)		-4.4%	-1.9%
Share of profit/(loss) of equity-method investees	(0.0)	0.4		0.0%	0.5%
Profit/(Loss) before tax	(7.1)	(2.4)		-9.4%	-3.2%
Income tax expense/(benefit)	(0.3)	(0.3)		-0.4%	-0.4%
Profit/(Loss) for the period	(7.4)	(2.7)		-9.9%	-3.6%
Profit/(Loss) attributable to:
Owners of the Company	(7.8)	(2.7)
Non-controlling interests	0.3	0.0

2024 First nine months and third Quarter Results 14

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the nine months of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Nine months ended on		Change	Percentage of revenue
	30-Sep-24	30-Sep-23%		30-Sep-24	30-Sep-23
Revenue	243.9	244.5	-0.3%	100.0%	100.0%
Cost of Sales	(156.7)	(157.0)	-0.2%	-64.25%	-64.21%
Gross profit	87.2	87.5	-0.4%	35.8%	35.8%
Other income	3.8	6.0		1.6%	2.5%
Selling expenses	(67.3)	(68.2)	-1.4%	-27.6%	-27.9%
Administrative expenses	(27.0)	(27.3)	-1.1%	-11.1%	-11.1%
Impairment on trade receivables	(0.3)	(0.1)		-0.1%	0.0%
Other expenses	(0.1)	(0.2)		0.0%	-0.1%
Operating profit/(loss)	(3.6)	(2.2)		-1.5%	-0.9%
Finance income	0.6	0.7		0.2%	0.3%
Finance costs	(7.3)	(6.6)		-3.0%	-2.7%
Net exchange rate gains/(losses)	(0.7)	0.3		-0.3%	0.1%
Net finance income/(costs)	(7.4)	(5.6)		-3.1%	-2.3%
Share of profit/(loss) of equity-method investees	0.1	2.4		0.0%	1.0%
Profit/(Loss) before tax	(11.0)	(5.5)		-4.5%	-2.3%
Income tax expense	(0.5)	(0.9)		-0.2%	-0.3%
Profit/(Loss) for the period	(11.5)	(6.4)		-4.7%	-2.6%
Profit/(Loss) attributable to:
Owners of the Company	(11.9)	(6.3)
Non-controlling interests	0.4	(0.1)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Sep-24	31-Dec-23
ASSETS
Non-current assets	176.0	188.6
Current assets	140.4	149.7
TOTAL ASSETS	316.4	338.3

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	56.1	68.9
Non-controlling interests	4.6	4.3
Non-current liabilities	106.3	110.4
Current liabilities	149.5	154.7
TOTAL EQUITY AND LIABILITIES	316.4	338.3

2024 First nine months and third Quarter Results 15

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-24	31-Dec-23

Net cash provided by (used in) operating activities	(5.1)	3.2

Net cash provided by (used in) investing activities	(5.4)	(7.9)

Net cash provided by (used in) financing activities	(7.1)	(15.7)

Increase (decrease) in cash and cash equivalents	(17.6)	(20.4)

Cash and cash equivalents, beginning of the year	31.6	52.7

Effect of movements in exchange rates on cash held	(0.4)	(0.8)

Cash and cash equivalents, end of the period	13.6	31.6

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-24	31-Dec-23
Cash and cash equivalents in the statement of financial position	17.1	33.6
Bank overdrafts repayable on demand	(3.5)	(2.0)
Cash and cash equivalents in the statement of cash flows	13.6	31.6

2024 First nine months and third Quarter Results 16

*****

CONFERENCE CALL

The Company will host a conference call on Friday December 13, 2024, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: + 1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link:

https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

*****

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of new variants of COVID-19), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The

2024 First nine months and third Quarter Results 17

Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of September 30, 2024, Natuzzi distributes its collections worldwide through a global retail network of 678 monobrand stores and 628 galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2024 First nine months and third Quarter Results 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	DECEMBER 12, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi